[LOGO OF ACERGY]

                                                               seabed-to-surface

                         ACERGY S.A. NEW NAME EFFECTIVE

London, England - April 10, 2006 - Acergy S.A. (NASDAQ NM: ACGY; Oslo Stock
Exchange: ACY), today confirmed their change of name from Stolt Offshore S.A. to Acergy S.A. with effect from today.

The stock exchange ticker symbols and identifying numbers are as follows:

- NASDAQ ticker : ACGY
- Oslo Bors ticker : ACY
- ADR Programme CUSIP number : 00443E 10 4
- ADR Programme ISIN number : US004433E1047
- CUSIP Number for the underlying common shares : L00306 10 7

Previous notices from Stolt Offshore to the Oslo Stock Exchange are available at www.newsweb.no under the old ticker symbol STO.

Tom Ehret, Chief Executive Officer, said, "I am delighted that as from today our entire company is rebranded "Acergy". Although the rebranding stemmed from a legal obligation to change our name, it gave us an opportunity to look to the future and review our strengths and weaknesses. Our vision is to be the acknowledged leader in seabed-to-surface engineering and construction and to do this we need to be a quality-driven organisation that delivers on performance, quality, safety and consistency."

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Acergy S.A. is a seabed-to-surface engineering and construction contractor for the offshore oil and gas industry worldwide. We plan, design and deliver complex, integrated projects in harsh and challenging environments. We operate internationally as one group - globally aware and locally sensitive, sharing our expertise and experience to create innovative solutions. We are more than solution providers, we are solution partners - ready to make long-term investments in our people, assets, know-how and relationships in support of our clients.

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CONTACTS:
Deborah Keedy / Julian Thomson
Stolt Offshore S.A.
UK +44 1932 773767 or +44 1932 773764
US +1 877 603 0267 (toll free)
deborah.keedy@acergy-group.com
julian.thomson@acergy-group.com

www.acergy-group.com

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kelly.good@acergy-group.com